O'Melveny & Myers LLP	T: +1 213 430 6000	File Number: 0534510-00014
400 South Hope Street	F: +1 213 430 6407
18th Floor	omm.com	John-Paul Motley
Los Angeles, CA 90071-2899		D: +1 213 430 6100
jpmotley@omm.com

February 25, 2021

VIA EDGAR

Ms. Sisi Cheng
Mr. John Cash
Office of Manufacturing
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:Malibu Boats, Inc.
Form 10-K for Fiscal Year Ended June 30, 2020
Filed August 31, 2020
Form 8-K Filed February 9, 2021
File No. 001-36290

Dear Ms. Cheng and Mr. Cash:
On behalf of Malibu Boats, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 16, 2021, regarding the above-referenced Annual Report on Form 10-K for the year ended June 30, 2020, as filed with the Commission on August 31, 2020 (the “Form 10-K”) and Form 8-K as filed with the Commission on February 9, 2021 (the “Form 8-K”).
For the Staff’s convenience, we have reproduced below the comments from the Staff in italics, in each case followed by our corresponding response. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the Form 10-K and Form 8-K.
Form 10-K for the Year Ended June 30, 2020
Management's Discussion and analysis of Financial Condition and Results of Operations
GAAP Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA, page 52
1.We note you disclose here and on page 40 Adjusted EBITDA margin. In future filings, please present the most directly corresponding GAAP measure with equal or greater prominence and required reconciliation. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations.

Response:
In response to the Staff’s comment, if the Company provides Adjusted EBITDA margin in future filings, the Company will present Net income margin, the most directly corresponding GAAP measure to Adjusted EBITDA margin, with equal or greater prominence. The Company will continue to provide a reconciliation of Net income to Adjusted EBITDA and include a description of how it calculates Net income margin and Adjusted EBITDA margin.
Notes to Consolidated Financial Statements
Note 7 – Goodwill and Other Intangible Assets, page 87
2.In future filings, please disclose the amount of goodwill allocated to each of your reportable segments and any significant changes in the allocation of goodwill by reportable segment for all periods presented in accordance with ASC 350-20-50-1.
Response:
In response to the Staff’s comment, in future filings the Company will disclose goodwill allocated to each of its reportable segments for all periods presented including any significant changes in such allocation in accordance with ASC 350-20-50-1.
Note 20 – Segment Reporting, page 105
3.Please tell us your consideration of providing geographic disclosures to present net sales and identifiable assets related to the U.S. and any individual foreign countries that are material. Refer to ASC 280-10-50-41.
Response:
The Company respectfully notes that there is no country outside of the United States from which it (a) derived a material amount of net sales, or (b) attributed a material amount of assets. The Company will continue to regularly monitor this as part of its quarterly reporting process to assess whether additional disclosure would be required in accordance with ASC 280-10-50-41, and, should there be a change in magnitude or composition, the Company will make the appropriate disclosure for that reporting period. To clarify this point, the Company proposes to include the following disclosure in future filings.
“There is no country outside of the United States from which we (a) derived net sales equal to 10% of total net sales, or (b) attributed assets equal to 10% of total assets. Net sales are attributed to countries based on the location of the dealer.”
Form 8-K Filed February 9, 2021
Exhibit 99.1, page 1
4.In future filings, please revise your bullet point highlights to also present the corresponding GAAP measure related to Adjusted fully distributed net income per share with equal or greater prominence. Refer to Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations.

Response:
In response to the Staff’s comment, if the Company provides Adjusted fully distributed net income per share in future filings, the Company will present Earnings per share, the most directly corresponding GAAP measure to Adjusted fully distributed net income per share in future filings, with equal or greater prominence.
We appreciate the Staff’s comments and request that the Staff contact the undersigned at (213) 430-6100 or jpmotley@omm.com with any questions or comments regarding this letter.

Sincerely,

/s/ John-Paul Motley

John-Paul Motley of O’Melveny & Myers LLP

cc:	Wayne R. Wilson, Malibu Boats, Inc.